SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           Notification of Late Filing

                        Commission File Number: 001-15117
                             CUSIP Number: 68338A107

                                   (Check one)

                    |_| Form 10-K |_| Form 20-F |_| Form 11-K
            |X| Form 10-Q |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

                         For period ended June 30, 2008

               |_| Transition Report on Form 10-K and Form 10-KSB

                       |_| Transition Report on Form 20-F

                       |_| Transition Report on Form 11-K

               |_| Transition Report on Form 10-Q and Form 10-QSB

                       |_| Transition Report on Form N-SAR

                 For the transition period ended _______________

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

    Full name of registrant:                 On2 Technologies, Inc.

    Former name if applicable:

    Address of principal executive office
    (Street and Number):                     21 Corporate Drive, Suite 103

    City, State and Zip Code:                Clifton Park, NY  12065


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                                     PART II
                             RULE 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR, or Form N-CSR, or portion |_| thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On2 Technologies, Inc. (the "Company") has delayed the filing of its Form 10-Q for the quarter ended June 30, 2008, pending completion of the review of its quarterly results for this period by the Company's new independent registered public accounting firm, Marcum & Kliegman, LLP. As previously reported, the Company changed its auditors from Eisner LLP to Marcum & Kliegman, effective July 31, 2008. Unanticipated delays have arisen in connection with the transfer of files from the Company's former auditor to the Company's current auditor, although there were no disagreements between the Company and its auditors.

Accordingly, Company's management has determined that it is unable to prepare and file the quarterly report for the period ended June 30, 2008 in a timely manner without unreasonable effort or expense. The Company expects to file its Form 10-Q for the period ended June 30, 2008 within the extension period.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Matthew Frost 518-348-0099

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period) that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

|X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X| Yes |_| No


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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that it will report increased revenues and increased operating loss and net loss in its fiscal quarter ended June 30, 2008, as compared to its previously-reported results from the fiscal quarter ended June 30, 2007. The increase in revenue is due in part to the acquisition of Hantro Products Oy during the fourth quarter of 2007 and the changes in recognition of revenue that was previously recognized in 2007 as a result of the previously disclosed independent review of certain transactions conducted by the Company's Audit Committee. A reasonable estimate of the results cannot be made at this time because our auditor has not completed its review of our results for the fiscal quarter ended June 30, 2008, pending receipt of our former auditor's files.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained herein constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are not historical facts but rather are based on the Company's current expectations, estimates and projections regarding the Company's business, operations and other factors relating thereto. Words such as "may," "will," "could," "would," "should," "anticipate," "predict," "potential," "continue," "expects," "intends," "plans," "projects," "believes," "estimates" and similar expressions are used to identify these forward-looking statements. The forward-looking statements contained in this Form 12b-25 include, without limitation, statements about the timing of the filing of the Company's periodic report for the fiscal quarter ended June 30, 2008 with the SEC and the Company's results of operations and financial condition. These statements are only predictions and as such are not guarantees and involve risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from what is expressed or forecast in these forward-looking statements. As a result, these statements speak only as of the date they were made, and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company's actual results may differ from the forward-looking statements for many reasons, including the risks, uncertainties and assumptions set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 2007 under the caption entitled "Risk Factors" and discussions of potential risks, uncertainties and assumptions in the Company's subsequent filings with the SEC.

                             On2 Technologies, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

        Date: August 8, 2008                By:   /s/ Matthew Frost
                                                  -----------------------
                                                  Matthew Frost
                                                  Chief Executive Officer